Attachment to Randolph Harrison's Form 4 filing:

All of the following Derivatives are Non-Empl Dir Stk Opt (right to buy):

Trans. Date Exer. Price # Securities Exer. Date Expire Date I or D

10/02/2000 $4.125  1,696  10/02/2003 10/02/2010 D

7/03/2000 $6.75  1,037  7/03/2003 7/03/2010 D

4/3/2000 $9.00  777  4/03/2003 4/03/2010 D

1/03/2000 $12.875  543  1/03/2003 1/03/2010 D